

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Safra Catz
Chief Executive Officer
Oracle Corp
2300 Oracle Way
Austin, TX 78741

> **Re: Oracle Corp**
> **Form 10-K for the Year Ended May 31, 2020**
> **Form 10-Q for the Period Ended February 28, 2021**
> **File No. 001-35992**

Dear Ms. Catz:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology